UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,877
	8	SHARED VOTING POWER 38,258
	9	SOLE DISPOSITIVE POWER 125,877
	10	SHARED DISPOSITIVE POWER 38,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,778
	8	SHARED VOTING POWER 46,766
	9	SOLE DISPOSITIVE POWER 102,523
	10	SHARED DISPOSITIVE POWER 46,766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.88%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,140
	8	SHARED VOTING POWER 38,280
	9	SOLE DISPOSITIVE POWER 130,140
	10	SHARED DISPOSITIVE POWER 38,280

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.76%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-120-2	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,119
	8	SHARED VOTING POWER 28,753
	9	SOLE DISPOSITIVE POWER 85,119
	10	SHARED DISPOSITIVE POWER 28,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.33%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,960
	8	SHARED VOTING POWER 563
	9	SOLE DISPOSITIVE POWER 116,960
	10	SHARED DISPOSITIVE POWER 563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.69%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 amends and restates the Reporting Persons’ joint Schedule 13D to report the termination of the previously disclosed Voting Agreement which was executed and delivered by certain of the Reporting Persons in connection with the merger of CIT Group Inc. into the Issuer which became effective January 3, 2022. This Amendment also updates the numbers of shares and percentages of the Issuer’s Class B Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons to reflect changes in their beneficial ownership since the filing of the previous amendment.

Item 1.	Security and Issuer.

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice, and their mother, Ella Ann L. Holding. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation
Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairwoman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P. O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P. O. Box 1417 Smithfield, NC 27577	Community Volunteer

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class B Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding. Shares held by their children and grandchildren were acquired through gifts from them and Frank B. Holding and Ella Ann L. Holding. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. Holding and Ella Ann L. Holding.

Item 4.	Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy and the consideration of and taking of action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice, Claire H. Bristow and Ella Ann L. Holding are the siblings and mother, respectively, of Frank B. Holding, Jr., and Hope H. Bryant, and do not participate in the management or policy-making functions of the Issuer. Shares of the Issuer’s Class B Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

On October 15, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of the Issuer (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT Group Inc., a Delaware corporation (“CIT”) and the parent company of CIT Bank, N.A., a national banking association. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, effective January 3, 2022, Merger Sub merged with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), with the result that each outstanding share of CIT’s common stock was converted into 0.062 shares of the Issuer’s Class A Common Stock. Following the effective time of the First-Step Merger (the “Effective Time”), CIT merged with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “CIT Merger”).

As an inducement for CIT to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, Frank B. Holding, Jr. Hope H. Bryant, Claire H. Bristow, and her spouse, Peter M. Bristow, entered into a Voting Agreement (the “Voting Agreement”) with CIT, pursuant to which each of them agreed, among other things:

(a)

to vote a number of shares of the Issuer’s Class A Common Stock and Class B Common Stock beneficially owned by them, respectively (the “Shares,” as specified in Schedule A to the Voting Agreement), (i) in favor of the approval of the issuance of shares of the Issuer’s capital stock pursuant to the Merger Agreement, (ii) in favor of any proposals for the approval and adoption of the Merger Agreement or any other proposal submitted to the Issuer’s shareholders pursuant to or necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against certain other proposals described therein (including without limitation any other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement), without regard to any recommendation to the Issuer’s shareholders by its Board of Directors concerning such proposals, and without regard to the terms of such proposals, (iv) against any agreement, amendment of any agreement or organizational document inconsistent with the Voting Agreement or the Merger Agreement and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Issuer under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement; and

(b)

not to, directly or indirectly, subject to certain exceptions, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any of the Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions.

The Voting Agreement covered shares totaling approximately 29.43% of the then-current total outstanding voting power of the Issuer’s common stock. Any shares or other voting securities of the Issuer with respect to which one of the signers of the Voting Agreement acquired sole voting power or sole power of disposition (including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or upon exercise or conversion of any securities of the Issuer, if any) after the date of the Voting Agreement would automatically become subject to the terms of the Voting Agreement for all purposes thereunder.

Under its terms, the Voting Agreement and all obligations thereunder would terminate upon the earlier to occur of: (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that certain obligations would continue for 6 months following the termination of the Merger Agreement related to a bona fide Acquisition Proposal (as defined in the Merger Agreement).

Upon consummation of the First Step Merger effective January 3, 2022, the Voting Agreement terminated and is of no further force or effect.

Item 5.	Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class B Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class B Common Stock (1,005,185 outstanding shares as of January 3, 2022) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 638,489 shares of Class B Common Stock, or approximately 63.52% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 27,099 shares of Class B Common Stock, or approximately 2.70% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class B Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 19.21% of the outstanding shares of the Issuer’s outstanding Class A Common Stock which is a separate class of common stock and 0.80% of the Issuer’s outstanding Depositary Shares, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 3.12% of the outstanding shares of Class A Common and 2.89% of the outstanding Depositary Shares. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 164,135 shares of Class B Common Stock, amounting to 16.33% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	92,559	92,559	-0-	92,559	-0-
As beneficiary of trust	2,322	2,322	-0-	2,322	-0-
By spouse	1,399	-0-	1,399	-0-	1,399
By son	134	-0-	134	-0-	134
As custodian for son	178	178	-0-	178	-0-
As custodian for daughter	10,229	10,229	-0-	10,229	-0-
As custodian for grandson	4,416	4,416	-0-	4,416	-0-
As custodian for grandson	4,281	4,281	-0-	4,281	-0-
As custodian for grandson	4,696	4,696	-0-	4,696	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
As trustee of trust	1,779	1,779	-0-	1,779	-0-
By Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200

Total	164,135	125,877	38,258	125,877	38,258

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding, his spouse and son, respectively, receive, or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceed from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, Mr. Holding gifted an aggregate of 407 shares of Class B Common Stock to his nieces and nephews, and an aggregate of 8,160 shares of Class B Common Stock to his children and grandchildren. Mr. Holding received an aggregate of 6,928 shares of Class B Common Stock as gifts in his capacity as custodian for his grandchildren. In addition, Mr. Holding transferred 6,102 shares of Class B Common Stock from a custodial account for his son to his son’s direct ownership, and four trusts for which Mr. Holding is trustee received gifts of an aggregate of 80 shares of Class B Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows.

(a)	an aggregate of 11,285 shares held by family members as trustees of irrevocable trusts for the benefit of his adult children;

(b)	an aggregate of 52,776 shares held by adult children and their spouses; and

(c) an aggregate of 28,654 shares held by corporations in which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 149,544 shares of Class B Common Stock, amounting to 14.88% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	17	17	-0-	17	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trusteed and beneficiary of Hope H. Bryant 2020 Grantor Retained Annuity Trust	90,682	90,682	-0-	90,682	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	1,257	1,257	-0-	1,257	-0-
By spouse	98	-0-	98	-0-	98
By revocable Trust for son	8,388	-0-	8,388	-0-	8.388
As Trustee of trust	418	418	-0-	418	-0-
As Trustee of trust	8,924	8,924	-0-	8,924	-0-
By various Trusts (1)	255	255	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	200	-0-	200	-0-	200
By Robert P. Holding Foundation (2)	36,525	-0-	36,525	-0-	36,525
By E&F Properties, Inc. (3).	200	-0-	200	-0-	200
By Twin States Farming, Inc. (3)	1,355	-0-	1,355	-0-	1,355

Total	149,544	102,778	46,766	102,523	46,766

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)

Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bryant gifted an aggregate of 40 shares of Class B Common Stock to her nieces and nephews; and one of the trusts for which Mrs. Bryant is trustee received gifts totaling 61 shares of Class B Common Stock. In addition, Mrs. Bryant’s spouse gifted an aggregate of 100 shares of Class B Common stock to trusts for his adult child and step-children and to a trust for which his spouse is a trustee. Mrs. Bryant’s adult son’s revocable trust received 37 shares of Class B Common Stock as a gift.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 7,196 shares held by a family member as trustee of trusts for the benefit of her adult children and step-child;

(b)	an aggregate of 17,404 shares held by her adult children and step-son or by her adult children as trustees of their own trusts;

(c)	an aggregate of 22,619 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Mrs. Bryant is a shareholder and a director; and

(d)	an aggregate of 4,480 shares held by Yadkin Valley Company of which Mrs. Bryant is a shareholder of the parent company but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 168,420 shares of Class B Common Stock, constituting 16.76% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	121,217	121,217	-0-	121,217	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee of Irrevocable Trusts	1,370	1,370	-0-	1,370	-0-
As Trustee of Irrevocable Trusts	4,172	4,172	-0-	4,172	-0-
By Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
By Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
By Holding Properties, LLC (2)	2,156	2,156	-0-	2,156	-0-
By E&F Properties, Inc. (2)	200	-0-	200	-0-	200
By Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	168,420	130,140	38,280	130,140	38,280

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(2)

Ms. Holding serves as Manager of Holding Properties, LLC, and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, Ms. Holding transferred 4,244 shares of Class B Common Stock to her Revocable Trust. In addition, irrevocable trusts for which Ms. Holding is the trustee received an aggregate of 111 shares of Class B Common Stock as gifts.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)

an aggregate of 27,099 shares held by corporations, of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. and its wholly-owned bank subsidiary — 22,619 shares, and Yadkin Valley Company — 4,480 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 113,872 shares of Class B Common Stock, amounting to 11.33% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As beneficiary of trust	1,250	1,250	-0-	1,250	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended & Restated Trust	43,855	43,855	-0-	43,855	-0-
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	40,014	40,014	-0-	40,014	-0-
By Peter M. Bristow 2nd Amended and Restated Trust (1)	538	-0-	538	-0-	538
By daughter	2,227	-0-	2,227	-0-	2,227
By PMB Investments LLC (1) (2)	8,350	-0-	8,350	-0-	8,350
By CRB Investments LLC (1) (2)	8,850	-0-	8,850	-0-	8,850
By EHB Investments LLC (1) (2)	8,710	-0-	8,710	-0-	8,710
By various Trusts (3)	78	-0-	78	-0-	-0-

Total	113,872	85,119	28,753	85,119	28,753

(1)

All shares are held separately by Mrs. Bristow’s spouse as trustee and beneficiary of his own trust and by him as manager of limited liability companies for the benefit of their children. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

(2)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.
(3)

Includes two trusts of which Mrs. Bristow’s spouse does not serve as a trustee but has the power to vote shares held by the trusts. While Mrs. Bristow may be considered to have shared voting power with respect to the shares because of their spousal relationship, she has no actual power. She disclaims beneficial ownership of the shares voted by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

Mrs. Bristow and her daughter, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined by Mrs. Bristow’s spouse, as manager, based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bristow’s daughter received a gift of 37 shares of Class B Common Stock.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	200 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)	an aggregate of 4,453 shares held by her adult children; and

(c)

an aggregate of 28,654 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 117,523 shares of Class B Common Stock, amounting to 11.69%of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	99,635	99,635	-0-	99,635	-0-
As Trustee and beneficiary of Carson H. Brice Revocable Trust	8,949	8,949	-0-	8,949	-0-
As beneficiary of Trust	1,250	1,250	-0-	1,250	-0-
By spouse	563	-0-	563	-0-	563
As custodian for son	2,347	2,347	-0-	2,347	-0-
Trust for son (1)	83	83	-0-	83	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-

Total	117,523	116,960	563	116,960	563

(1)	Includes one trust of which Mrs. Brice does not serve as trustee but has the power to vote and direct receipt of dividends and sale proceeds.

Mrs. Brice and her spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Brice transferred 8,580 shares of Class B Common stock to her Revocable Trust.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 4,172 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 36,725 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)

an aggregate of 28,654 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company – 4,480 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Ella Ann L. Holding. Mrs. Holding is no longer the beneficial owner of any shares of Class B Common Stock.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Holding has not purchased or sold any shares of, or effected any other transactions in, Class B Common Stock.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock as follows:

(a) shares listed in the other Reporting Person’s tables above which are held by or for Mrs. Holding’s adult children and their spouses, and her grandchildren and great-grandchildren;

(b) an aggregate of 40,436 shares held by certain companies in which Mrs. Holding has equity interests but of which she does not serve as a director or officer, and by two charitable foundations of which Mrs. Holding does not serve as a director or officer, as follows: Holding Properties, LLC - 2,156 shares; E&F Properties, Inc. - 200 shares; and Twin States Farming, Inc. - 1,355 shares; Robert P. Holding Foundation - 36,525 shares; and Ella Ann and Frank B. Holding Foundation - 200 shares; and

(c) an aggregate of 27,099 shares held by certain other corporations in which Mrs. Holding is a shareholder but of which she does not serve as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt Olive, N.C. and its wholly owned bank subsidiary - 22,619 shares; and Yadkin Valley Company and its subsidiary - 4,480 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference from exhibits to the Reporting Persons’ Amendment No. 1 dated December 20, 2012, to Schedule 13D regarding the Issuer’s Class B Common Stock)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2022

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

/S/ Ella Ann L. Holding
Ella Ann L. Holding

[Schedule 13D/A Signature Page - Class B